

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Koji Shinohara
Chief Financial Officer, Treasurer and Secretary
Kura Sushi USA, Inc.
17932 Sky Park Circle, Suite H
Irvine, California 92614

      Re: Kura Sushi USA, Inc.
           Form 10-K for the Fiscal Year Ended August 31, 2019
           Response dated June 3, 2020
           File No. 1-39012

Dear Mr. Shinohara:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K filed November 26, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
EBITDA and Adjusted EBITDA, page 48

1.   We reviewed your response to our comment and refer to your presentation of Adjusted EBITDA. Considering that pre-opening rent expense and pre-opening costs are normal, recurring, cash operating expenses necessary to operate your business, we do not believe it is appropriate to exclude them from your calculation of Adjusted EBITDA. Please revise your calculation of Adjusted EBITDA in future filings accordingly.

      We also note your response to the presentation of Restaurant-level Contribution and Restaurant-level Contribution Margin. Please expand your disclosures to address the measures' limitations, including, but not limited to the fact that these non-GAAP measures exclude costs such as corporate overhead and pre-opening expenses, which are essential to support the development and operations of your restaurants. Understanding that the most directly comparable GAAP measure is Operating Income, please revise the name of these measures so they are not confused with a measure of gross profit or contribution margin.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services